FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Call for Regular and Special Shareholder’s Meeting - Agenda

CALL FOR REGULAR AND SPECIAL SHAREHOLDERS’ MEETING –

Shareholders of BBVA Banco Francés S.A. are hereby called for a Regular and Special Shareholders’ Meeting, to be held on April 10, 2018 at 4:00 p.m., on first call and on the same date, at 5:00 p.m. on second call, if quorum was not reached on the first call. If the quorum required to discuss items 2, 3, 4 and 13 on the Agenda was not reached, a Special Meeting shall be called afterwards. Shareholders’ Meetings will be held at Av. Córdoba 111, 1º floor, City of Buenos Aires, Argentina (which is not the corporate address).

Agenda

1.	Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman.

2.	Consideration of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for the fiscal year No. 143 ended December 31, 2017.

3.	Consideration of the performance of the Board of Directors, Chief Executive Officer and the Statutory Auditors’ Committee.

4.	Consideration of the results of Fiscal Year No. 143, ended December 31, 2017. Treatment of the not-classified results as of December 31, 2017: $3,878,265,331, which are proposed to be allocated: a) $ 775,653,066.20 to the Legal Reserve; and (b) $ 970,000,000 to cash dividend subject to the Argentine Central Bank (BCRA) authorization and c) $ 2,132,612,264.80 to a voluntary reserve for future distribution of results, according to the BCRA Communication “A” 6013.

5.	Consideration of the Board of Directors compensation for the Fiscal Year No. 143, ended December 31, 2017.

6.	Consideration of Statutory Auditors’ Committee compensation for the Fiscal Year No. 143, ended December 31, 2017.

7.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate.

8.	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

9.	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 143 ended December 31, 2017.

10.	Designation of the External Auditor for the fiscal year 2018.

11.	Allocation of budget for the Auditing Committee (Regulation 26,831) to retain professional services.

12.	Consideration of the extension of the term of validity of the Global Program of issuance of Negotiable Bonds of BBVA Banco Francés S.A. for an amount of up to US$ 750,000,000 (or its equivalent in other currencies) (the “Program”), from the extension of its maximum outstanding amount at any time to US$ 1,500,000,000 (or its equivalent in other currencies) or units of value) and the modification of the general terms and conditions of the negotiable bonds arising thereof. Renewal of the power of the Board of Directors (with the power to sub-delegate) all the faculties referred to the Program and the negotiable bonds issued thereunder, including, without limitation, the determination of all issuance conditions. Authorization to carry out procedures.

13.	Consideration of: (i) The application for registration of the bank in the Special Registry of the National Securities Committee (the “CNV”) to establish global programs for the issuance of debt securities with repayment terms of up to 1 (one) year (the “VCPs”) to be publicly offered to qualified investors exclusively, for a total outstanding amount at any time up to US$ 250,000,000 (or its equivalent in other currencies or units of value) (the “VCPs Program”). “); and (ii) the terms and conditions of the VCPs Program, and of the VCPs arising thereof. Delegation of the broadest powers in the Board of Directors (with authorization to sub delegate) to: (i) determine and establish all the terms and conditions of the VCP Program, of each of the classes and / or series of VCPs to be issued from time to time within the framework thereof and (ii) the performance before the CNV and / or any other securities market of Argentina and / or abroad and before any controlling authority or pertinent body, of all the necessary steps to obtain registration in the special registry of the CNV, the public offer of the VCPs, and the listing and negotiation of such instruments.. Authorization to carry out procedures.

Notes:

(a) Filing of certificates: In order to attend the Shareholders’ Meeting (Section 238 of Argentine Company Law), shareholders shall submit a certificate issued by Caja de Valores S.A. to confirm this condition. Certificates shall be delivered to the Securities Office, Safekeeping, located at Reconquista 199, PB, City of Buenos Aires, from Monday to Friday, from 10:00 a.m. to 3:00 p.m., by April 4, 2018. The Corporation shall issue a certificate for the shareholder to be admitted at the Shareholders’ Meeting. Proxies who are interested in attending the Meeting should go to Av. Córdoba 111, 1º floor, City of Buenos Aires, with the relevant documents one hour before the Meeting, for accreditation.

(b) For the purposes of discussing items 2, 3, 4 and 13 on the Agenda, the Meeting shall be deemed to be a Special Meeting.

Documents to be discussed at the Shareholders’ Meeting are available to the shareholders at the Securities Office, Safekeeping, located at Reconquista 199, PB, City of Buenos Aires and through the Investor Relations Department, Cecilia Acuña (ceciliaviviana.acuna@bbva.com).

Mr. Jorge Carlos Bledel, Chairman of BBVA Banco Francés S.A. has been appointed in that capacity by the Ordinary and Special Shareholders’ Meeting dated April 7, 2015 and Board Meeting held on that same date.

Jorge Carlos Bledel

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 27, 2018	By:	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer